September 3, 2010

Mr. John Hartz
Senior Assistant, Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Acorn Energy, Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
File No. 1-33886

Dear Mr. Hartz:

We are writing in reference to the above captioned filing and the letter filed in connection therewith with the Commission on July 28, 2010 that contained comments of the Staff and the Company’s responses thereto.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACORN ENERGY, INC.

/s/ Joe B. Cogdell, Jr.

Joe B. Cogdell, Jr.
Vice President, General Counsel & Secretary

JBCjr/jas

11707 Steele Creek Road, Charlotte, NC 28273   www.acornenergy.com   Tel: (704) 827-8933   Fax: (704) 827-8935